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               [LETTERHEAD OF ARTHUR ANDERSEN LLP APPEARS HERE]

                                                                    EXHIBIT 99.2

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


We have examined management's assertion about First USA Bank, N.A.'s (the "Servicer") compliance with the Pooling and Servicing Agreement dated as of August 1, 1997 between the Servicer and The Bank of New York, as Trustee for the various Certficateholders and Enhancement Providers of First National Bank of Commerce Credit Card Master Trust (the "Agreement") and the Series 1997-1 and 1998-1 Supplements thereto (the "Supplements"), as amended (together, the "Agreements"), during the twelve months ended December 31, 1998. Management is responsible for the Servicer's compliance with the Agreements. Our responsibility is to express an opinion on management's assertion about the Servicer's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Servicer's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

As discussed in management's assertion, management, in providing its assertion on compliance, assumed the accuracy of the reports prepared by the Servicer's third party credit card processor and did not extend its assessment to the relevant aspects of the Servicer's compliance that are the responsibility of the third party credit card processor. Accordingly, our examination did not extend to these aspects of the Servicer's compliance that are the responsibility of the third party credit card processor, and we do not express an opinion or any other form of assurance on these compliance aspects.

In our opinion, management's assertion that the Servicer complied with the covenants and conditions of the Agreements during the twelve months ended December 31, 1998, is fairly stated, in all material respects.


                                    /s/ ARTHUR ANDERSEN LLP


Chicago, Illinois
March 17, 1999
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                       ASSERTION BY FIRST USA BANK, N.A.



The management of First USA Bank, N.A. (the "Servicer") is responsible for complying with the Pooling and Servicing Agreement dated as of August 1, 1997 between the Servicer and The Bank of New York (the "Agreement") and the Series 1997-1 and Series 1998-1 Supplements thereto (the "Supplements"), as amended (together, the "Agreements").

Management has performed an evaluation of the Servicer's compliance with the Agreement and based on this evaluation management believes that the Servicer has complied with the covenants and conditions of the Agreements during the twelve months ended December 31, 1998.

In providing this assertion on compliance, we have assumed the accuracy of the reports prepared by the Servicer's third party credit card processor and did not extend our assessment to the relevant aspects of the Servicer's compliance that are the responsibility of the third party credit card processor. Accordingly, our assessment does not extend to these aspects of the Servicer's compliance that are the responsibility of the third party credit card processor, and we do not express any form of assurance on these compliance aspects.



/s/ GEORGE P. HUBLEY                         /s/ TRACIE H. KLEIN
--------------------------------             --------------------------------
George P. Hubley                             Tracie H. Klein
Executive Vice President                     Vice President
Chief Financial Officer